UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

September 30, 2023

(Date of Report (Date of earliest event reported))

FUNDRISE EQUITY REIT, LLC

(Exact name of registrant as specified in its charter)

Delaware	35-2536661
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11 Dupont Circle NW, 9th Floor Washington, DC	20036
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Net Asset Value as of September 30, 2023

As of September 30, 2023, our net asset value (“NAV”) per common share is $17.45. This NAV per common share shall be effective until updated by us on or about September 30, 2023 (or as soon as commercially reasonable thereafter), unless updated by us prior to that time.

The following sets forth the calculation of NAV for our common shares:

BALANCE SHEETS (UNAUDITED)

(In thousands, except share and per share amounts)	September 30, 2023 [1]	June 30, 2023 [1]
ASSETS
Investments, at fair value	$232,865	$237,414
Cash and cash equivalents	26,547	30,937
Current interest receivable	40	40
Other assets	698	578
Total Assets	$260,150	$268,969

LIABILITIES
Accounts payable	$2,512	$1,898
Due to related party	389	405
Dividends payable	778	841
Settling subscriptions	14	62
Total Liabilities	$3,693	$3,206

NET ASSETS CONSIST OF:
Fundrise Equity REIT, LLC Members’ Equity:
Common shares; 14,699,429 and 15,001,034 shares outstanding, net of accumulated amortization of deferred offering costs, on September 30, 2023 and June 30, 2023, respectively	$91,376	$97,892
Retained earnings	97,565	96,745
Net adjustments to fair value	67,516	71,126
NET ASSETS	$256,457	$265,763
NET ASSET VALUE PER SHARE, 14,699,429 and 15,001,034 shares outstanding for the periods ended September 30, 2023 and June 30, 2023, respectively	$17.45	$17.72

[1] Estimated Balance Sheets as of September 30, 2023 and June 30, 2023.

As described in the section titled “Valuation Policies” of our Offering Circular, our goal is to provide a reasonable estimate of the value of our shares on a periodic, ongoing basis. However, the majority of our assets consist of commercial real estate loans and other commercial real estate assets and, as with any commercial real estate valuation protocol, the conclusions reached by us are based on a number of judgments, assumptions and opinions about future events that may or may not prove to be correct. The use of different judgments, assumptions or opinions would likely result in different estimates of the value of our commercial real estate assets and investments. In addition, for any given period, our published NAV per share may not fully reflect certain material events, to the extent that the financial impact of such events on our portfolio is not immediately quantifiable. As a result, the calculation of our NAV per share may not reflect the precise amount that might be paid for your shares in an arm’s length transaction with an unrelated third party, and any potential disparity in our NAV per share may be in favor of either shareholders who redeem their shares, or shareholders who buy new shares, or existing shareholders. However, to the extent quantifiable, if a material event occurs in between updates of NAV that would cause our NAV per share to change by 5% or more from the last disclosed NAV, we will disclose the updated price and the reason for the change in an offering circular supplement filed on the SEC’s EDGAR website as promptly as reasonably practicable, and will update the NAV information provided on our website.

Our internal accountants calculated our NAV per common share using a process that reflects (1) estimated values of each of our commercial real estate assets and investments, including related liabilities, which may be updated upon the occurrence of certain material events, (2) the price of liquid assets for which third party market quotes are available, (3) accruals of our periodic distributions, and (4) estimated accruals of our operating revenues and expenses. The determination of our NAV is not based on, nor intended to comply with, fair value standards under U.S. Generally Accepted Accounting Principles (“GAAP”), and our NAV may not be indicative of the price that we would receive for our assets at current market conditions.

We generally receive financial and other reporting from our borrowers or subsidiaries on a monthly or quarterly basis, so the estimated values of each of our commercial real estate assets and investments included on each NAV reporting date are generally based on the latest financial and other information reported to us or otherwise available to us, and considers relevant market data. We are not aware of any events that would have a material impact on the estimated values included herein that occurred between the date of the latest information we received with respect to our investments and the NAV reporting date.

Beginning on October 1, 2023, the per share purchase price of our Common Shares will be $17.45 per share, as the per share purchase price shall be the greater of the then-current NAV per common share or $10.00. This price per share shall be effective until the next announcement of price per share by the Company, which is expected to happen within a commercially reasonable time after December 31, 2023, unless updated by us prior to that time. Redemptions of Common Shares shall be made pursuant to our redemption plan based on the then-current NAV per Common Share.

Historical NAV Information

Below is the NAV per common share, as determined in accordance with our valuation policies, for each period presented from September 30, 2016 to September 30, 2023.

Date	NAV Per Share
September 30, 2016	$9.55
December 31, 2016	$9.60
March 31, 2017	$9.82
June 30, 2017	$10.25
September 30, 2017	$10.45
December 31, 2017	$10.46
March 31, 2018	$10.71
June 30, 2018	$11.03
September 30, 2018	$11.23
December 31, 2018	$11.30
March 31, 2019	$11.44
June 30, 2019	$11.55
October 1, 2019	$11.75
December 31, 2019	$12.91
March 31, 2020	$12.94
June 30, 2020	$13.00
September 30, 2020	$13.41
December 31, 2020	$14.08
March 31, 2021	$14.30
June 30, 2021	$14.90
September 30, 2021	$17.67
December 31, 2021	$19.55
March 31, 2022	$20.32
June 30, 2022	$20.75
September 1, 2022	$21.10
December 31, 2022	$17.89
March 31, 2023	$18.03
June 30, 2023	$17.72
June 30, 2023	$17.45

Share Redemption Plan Status

For the quarter ended September 30, 2023, we expect to redeem approximately 525,000 common shares pursuant to our share redemption plan.

Real Estate Performance

The Company experienced a slight decrease in NAV driven by (among other things) macroeconomic headwinds and rising interest rates which resulted in slightly higher cap rates across the portfolio.

However, the decreases were slightly offset by the generally strong fundamentals across the portfolio, especially in properties such as the Chase Heritage property for example. We remain confident in the stability of the Company's portfolio and its long term return potential, even in the current macroeconomic environment.

Declaration of Dividend

On October 1, 2023, the Manager of the Company declared a daily distribution of $0.0008219178 per share (the “October 2023 Daily Distribution Amount”) (which equates to approximately 1.72% on an annualized basis calculated at the current rate, assuming a $17.45 per share purchase price) for shareholders of record as of the close of business on each day of the period commencing on October 2, 2023 and ending on October 31, 2023 (the “October 2023 Distribution Period”). The distributions will be payable to shareholders of record as of the close of business on each day of the October 2023 Distribution Period and the distributions are scheduled to be paid prior to January 21, 2024. While the Company’s Manager is under no obligation to do so, the annualized basis return assumes that the Manager will declare distributions in the future similar to the distributions disclosed herein.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the most recently qualified Offering Statement on Form 1-A filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC's website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fundrise Equity REIT, LLC

		By:	Fundrise Advisors, LLC
		Its:	Manager

		By:	/s/ Bjorn J. Hall
		Name:	Bjorn J. Hall
		Title:	General Counsel

Date:	October 2, 2023